

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

May 4, 2007

Israel Frieder
Chairman and Chief Executive Officer
Israel Technology Acquisition Corp.
7 Gush Etzion, 3rd Floor
Givaat Shmuel, Israel 54030

RE: Israel Technology Acquisition Corp.
Preliminary Proxy Statement
Amendment 4 Filed April 19, 2007
File No. 000-51259

Dear Mr. Frieder:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We reissue comment five from our letter of April 17, 2007. It is still not clear how the transaction meets the 80% test outlined in your IPO prospectus, or how stockholders may rely upon any assertion in your proxy statement that it does.

We note your statements that "the Company relied upon the opinion of Trigger-Foresight in concluding that the transaction met the 80% test."

However, you also disclose that: "the financial projections provided by IXI were based on the assumption that IXI would merge with ITAC." (page 55) and "In arriving at its opinion, Trigger-Foresight relied upon and assumed the accuracy and completeness of all of the financial and other information that it used without assuming any responsibility for any independent verification of any such information." (page 60)

As a result, your disclosure indicates that the ITAC board relied upon the Trigger-Foresight opinion, which was based on projections supplied by IXI, and such projections were themselves based on the assumption that IXI would merge with ITAC. Again we note the disclosure that Trigger-Foresight assumed the accuracy and completeness of such projections without assuming any responsibility for independent verification.

Since it appears that the board made its determination based upon financial analyses that assumed the completion of the merger, please disclose how such determination compares with the disclosure contained in your IPO prospectus. The disclosure in the IPO prospectus indicated that the company acquired would have a value of at least 80% of net assets, not that the combined company would meet this 80% test. We may have further comment.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Carlton Tartar (202) 551-3387 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to John Zitko at (202) 551-3399, or Pam Howell, who supervised the review of your filing, at (202) 551-3357.

Sincerely,

John Reynolds
Assistant Director

cc: Jeffrey M. Gallant (by facsimile)
        (212) 818-8881